Exhibit 5.1

NACCARATO & ASSOCIATES
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
Telephone: (949) 851-9261 Facsimile: (949) 851-9262

February 7, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     Datascension Inc.
        Form SB-2 Registration Statement

Dear Sir or Madam:

       We have acted as counsel for Datascension Inc., a Nevada corporation (the "Company"),in connection with its Registration Statement on Form SB-2A and subsequent amendments (the "Registration Statement") being filed with the Securities and Exchange Commission relating to the registration for resale of an aggregate of up to 13,580,000 shares of Datascension Inc.'s ("DSEN") common stock, including up to 9,875,000 shares of common stock underlying convertible notes in a principal amount of $1,875,000 and up to 3,125,000 shares of common stock issuable upon the exercise of common stock purchase warrants at $.30 a share. The convertible notes are basically convertible into common stock at a conversion price driven by the market price of the stock. If the market price of the stock is 1) at or below 15% above the fixed Conversion Price or 2) below the fixed $.30 fixed conversion price at the time of payment, then DSEN may elect to pay the principal amortization in stock at a price equal to 85% of the average of the five (5) lowest closing bid prices of the stock over the previous twenty (20) trading days. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. In addition this prospectus includes 280,000 shares underlying a $125,000 convertible note and up to 300,000 shares of common stock issuable upon the exercise of a common stock purchase warrant at $.50 a share. The convertible note is convertible into common stock at a fixed rate of $.50 per share.

        In connection with the foregoing, we have examined, among other things, the Registration Statement and originals or copies, satisfactory to us, of all such corporate records and of all such other agreements, certificates and documents (including instruments evidencing or setting forth the terms and provisions of the Convertible Securities) as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of documents submitted to us as copies. As to any facts material to such opinion, we have, to the extent that relevant facts were not independently established by us, relied on certificates of public officials and certificates, oaths and declarations of officers or other representatives of the Company.

        Based on our examination mentioned above, we are of the opinion that the securities being sold pursuant to the Registration Statement are duly authorized and will be, when sold in the manner described in the Registration Statement, legally and validly issued, and fully paid and non-assessable.

        We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to our firm under "Legal Matters" in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under
Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

        Very truly yours,

        /s/ Owen Naccarato, Esq.
                  Naccarato & Associates